FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Grillet Robert J.	2. Date of Event Requiring Statement (Month/Day/Year) 4/01/03	4. Issuer Name and Ticker or Trading Symbol International Paper Company: IP
(Last) (First) (Middle) c/o International Paper 400 Atlantic Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Vice President – Finance and Controller	6.If Amendment, Date of Original (Month/Day/Year) 4/09/03
(Street) Stamford CT 06921			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Beneficially Owned
1 Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	14,529(1)	D
Common Stock	3,781(1)(2)	I	By SSP

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	1/10/97	1/10/05	Common Stock	1,900	$38.875	D
Employee Stock Options (right to buy)	1/09/98	1/09/06	Common Stock	2,200	$39.00	D
Employee Stock Options (right to buy)	1/14/99	1/14/07	Common Stock	2,200	$42.875	D
Employee Stock Options (right to buy)	1/13/00	1/13/08	Common Stock	2,200	$41.9375	D
Employee Stock Options (right to buy)	9/15/98	1/11/04	Common Stock	1,900	$42.375	D
Employee Stock Options (right to buy)	1/12/01	1/12/09	Common Stock	2,200	$46.00	D
Employee Stock Options (right to buy)	1/11/02	1/11/10	Common Stock	6,000	$58.50	D
Employee Stock Options (right to buy)	10/10/02	10/10/10	Common Stock	6,000	$29.3125	D
Employee Stock Options (right to buy)	4/10/03	4/10/11	Common Stock	4,500	$35.05	D
Employee Stock Options (right to buy)	10/09/03	10/09/11	Common Stock	4,500	$35.00	D
Employee Stock Options (right to buy)	4/09/2004	4/09/12	Common Stock	8,500	$41.40	D
Employee Stock Options (right to buy)	10/08/2004	10/08/12	Common Stock	7,500	$32.54	D
Common Stock			Common Stock	1,678(1)(2)		I	By DCSP

Explanation of Responses:

1.	Share numbers are rounded.
2.	Investments in the SSP (International Paper Salaried Savings Plan) and DCSP (International Paper Deferred Compensation Savings Plan) are in a unitized fund of shares and cash. The investment in the DCSP operates similar to the SSP company stock fund, and the number of units will vary as the price of the Issuer’s common stock varies.

/s/ Rebecca Bouldien	April 17, 2003

** Signature of Reporting Person	Date
By: Rebecca Bouldien, Attorney-in-Fact for Robert J. Grillet

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.